The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED FEBRUARY 13, 2013

Citigroup Inc.	February , 2013 Medium-Term Senior Notes, Series H Pricing Supplement No. 2013—CMTNH0035 Filed Pursuant to Rule 424(b)(2) Registration No. 333-172562
Callable Step-Up Coupon Notes due February    , 2033

We have the right to redeem the notes on any interest payment date on or after February   , 2018 (expected to be February 27, 2018).  From and including the original issue date to but excluding February   , 2018 (expected to be February 27, 2018), the notes will bear interest during each semi-annual interest period at a per annum rate equal to 3.50%.  Unless redeemed by us, from and including February   , 2018 (expected to be February 27, 2018) to but excluding February    , 2023 (expected to be February 27, 2023), the notes will bear interest during each semi-annual interest period at a per annum rate equal to 4.00%.  Unless redeemed by us, from and including February   , 2023 (expected to be February 27, 2023) to but excluding February   , 2028 (expected to be February 27, 2028), the notes will bear interest during each semi-annual interest period at a per annum rate equal to 4.50%.  Unless redeemed by us, from and including February   , 2028 (expected to be February 27, 2028) to but excluding February   , 2033 (expected to be February 27, 2033), the notes will bear interest during each semi-annual interest period at a per annum rate equal to 5.50%.

The notes are senior unsecured obligations of Citigroup Inc.  All payments due on the notes are subject to the credit risk of Citigroup Inc.

It is important for you to consider the information contained in this pricing supplement together with the information contained in the accompanying prospectus supplement and prospectus before making your decision to invest in the notes.  The description of the notes below supplements, and to the extent inconsistent with replaces, the description of the general terms of the notes set forth in the accompanying prospectus supplement and prospectus.
KEY TERMS
Issuer:	Citigroup Inc.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Aggregate stated principal amount:	$
Pricing date*:	February , 2013 (expected to be February 22, 2013)
Original issue date*:	February , 2013 (three business days after the pricing date)
Maturity date*:	February , 2033 (expected to be February 27, 2033)
Principal due at maturity:	Full principal amount due at maturity
Payment at maturity:	$1,000 per note plus any accrued and unpaid interest
Interest rate per annum*:
From and including the original issue date to but excluding February   , 2018 (expected to be February 27, 2018):
•    3.50%
From and including February   , 2018 (expected to be February 27, 2018) to but excluding February   , 2023 (expected to be February 27, 2023), unless redeemed by us:
•    4.00%
From and including February   , 2023 (expected to be February 27, 2023) to but excluding February   , 2028 (expected to be February 27, 2028), unless redeemed by us:
•    4.50%
From and including February   , 2028 (expected to be February 27, 2028) to but excluding February   , 2033 (expected to be February 27, 2033), unless redeemed by us:
•    5.50%

Interest payment period:	Semi-annually
Interest payment dates*:
The      day of each February and August (expected to be the 27th day of each February and August), beginning on August   , 2013 (expected to be August 27, 2013), provided that if any such day is not a business day, the applicable interest payment will be made on the next succeeding business day. No additional interest will accrue on that succeeding business day.  Interest will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date, which we refer to as a regular record date, except that the interest payment due at maturity or upon earlier redemption will be paid to the persons who hold the notes on the maturity date or earlier date of redemption, as applicable.

Day-count convention:	30/360
Redemption:
Beginning on February    , 2018 (expected to be February 27, 2018), we have the right to redeem the notes, in whole and not in part, on any redemption date and pay to you 100% of the principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least five business days before the redemption date specified in the notice.

So long as the notes are represented by global securities and are held on behalf of The Depository Trust Company (“DTC”), redemption notices and other notices will be given by delivery to DTC. If the notes are no longer represented by global securities and are not held on behalf of DTC, redemption notices and other notices will be published in a leading daily newspaper in New York City, which is expected to be The Wall Street Journal.

Redemption dates*:	February , 2018 (expected to be February 27, 2018) and each interest payment date thereafter
Business day:	Any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close
CUSIP:	1730T0RW1
ISIN:	US1730T0RW17
Listing:	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to issuer(2)
Per Note	$1,000.00	$22.50	$977.50
Total	$	$	$
* Expected dates are subject to change.
(1) Citigroup Global Markets Inc., an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $22.50 for each note sold in this offering.  The actual underwriting fee per note will be equal to $22.50 for each note sold by Citigroup Global Markets Inc. directly to the public and will otherwise be equal to the selling concession provided to selected dealers, as described in this paragraph. Citigroup Global Markets Inc. will pay the Registered Representatives of Citigroup Global Markets Inc. a sales commission of $22.50 from this underwriting fee for each note they sell.  Selected dealers not affiliated with Citigroup Global Markets Inc. will receive a selling concession of up to $22.50 for each note they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors,” “General Information—Fees and selling concessions” and “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement for more information.
(2) The per note proceeds to Citigroup Inc. indicated above represent the minimum per note proceeds to Citigroup Inc. for any note, assuming the maximum per note underwriting fee of $22.50. As noted in footnote (1), the underwriting fee is variable. You should refer to “Risk Factors,” “General Information—Fees and selling concessions” and “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement for more information.
Investing in the notes involves risks. See “Risk Factors” beginning on page PS-2.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlink below, before you decide to invest.
Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011 the notes are not bank deposits or savings accounts, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc.

Callable Step-Up Coupon Notes Due February   , 2033

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. You should read the risk factors below together with the risk factors included in the documents incorporated by reference in the accompanying prospectus, including our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

■
The notes may be redeemed at our option, which limits your ability to accrue interest over the full term of the notes. We may redeem the notes, in whole and not in part, on any interest payment date beginning five years after the date of issuance of the notes upon not less than five business days’ notice. In the event that we redeem the notes, you will receive the principal amount of your investment in the notes and any accrued and unpaid interest to but excluding the date on which the notes are redeemed. In this case, you will not have the opportunity to continue to accrue and be paid interest to the maturity date of the notes.

■
Market interest rates at a particular time will affect our decision to redeem the notes. It is more likely that we will redeem the notes prior to their maturity date at a time when the interest rate on the notes is greater than that which we would pay on a comparable debt security of Citigroup Inc. with a maturity comparable to the remaining term of the notes. Consequently, if we redeem the notes prior to their maturity, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

■
The step-up feature presents different investment considerations than fixed-rate notes. Unless general market interest rates rise significantly, you should not expect to earn the higher stated interest rates, which are applicable only after the first five years of the term of the notes, because the notes are likely to be redeemed prior to maturity if general market interest rates remain the same or fall during the term of the notes. When determining whether to invest in the notes, you should consider, among other things, the overall annual percentage rate of interest to maturity or the various potential redemption dates as compared to other equivalent investment alternatives rather than the higher stated interest rates or any potential interest payments you may receive after the first five years following the issuance of the notes.  If general market interest rates increase beyond the rates provided by the notes during the term of the notes, we will likely not redeem the notes, and investors will be holding notes that bear interest at below-market rates.

■
An investment in the notes may be more risky than an investment in notes with a shorter term. The notes have a term of twenty years, subject to our right to redeem the notes starting on February   , 2018 (expected to be February 27, 2018).  By purchasing notes with a longer term, you will bear greater exposure to fluctuations in interest rates than if you purchased a note with a shorter term.  In particular, you may be negatively affected if interest rates begin to rise, because the likelihood that we will redeem your notes will decrease and the interest rate on the notes may be less than the amount of interest you could earn on other investments with a similar level of risk available at such time. In addition, if you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

■
The notes are subject to the credit risk of Citigroup Inc., and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the value of the notes.  You are subject to the credit risk of Citigroup Inc. If we default on our obligations, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the value of the notes.

■
The notes will not be listed on any securities exchange and you may not be able to sell the notes prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes.

Citigroup Global Markets Inc. (“Citigroup Global Markets”) intends to make a secondary market in relation to the notes and to provide an indicative bid price on a daily basis. Any indicative bid prices provided by Citigroup Global Markets shall be determined in Citigroup Global Markets’ sole discretion, taking into account prevailing market conditions, and shall not be a representation by Citigroup Global Markets that any instrument can be purchased or sold at such prices (or at all).

Notwithstanding the above, Citigroup Global Markets may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. Consequently, there may be no market for the notes and investors should not assume that such a market will exist. Accordingly, an investor must be prepared to hold the notes until the maturity date. Where a market does exist, to the extent that an investor wants to sell the notes, the price may, or may not, be at a discount from the stated principal amount.

■
Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity or redemption. Because the value of the notes may fluctuate, if you are able to sell your notes prior to maturity or redemption, you may receive less than the stated principal amount of the notes.

■
The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no changes in market conditions or other relevant factors, the price, if any, at which Citigroup Global Markets may be willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks

February 2013	PS-2

Citigroup Inc.

Callable Step-Up Coupon Notes Due February   , 2033

inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transactions. Our affiliates may realize a profit from the expected hedging activity even if the value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

■
The price at which you may be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest. A number of factors will influence the value of the notes in the secondary market and the price at which Citigroup Global Markets or any other potential buyer may be willing to purchase the notes in the secondary market, including: interest rates in the market and the volatility of those rates, the time remaining to maturity of the notes, hedging activities by our affiliates, fees and projected hedging fees, expectations about whether we are likely to redeem the notes and any actual or anticipated changes in the credit ratings, financial condition and results of Citigroup Inc. As a result, the market value of the notes will vary and may be less than the issue price at any time prior to maturity or redemption, and sale of the notes prior to maturity or redemption may result in a loss.

February 2013	PS-3

Citigroup Inc.

Callable Step-Up Coupon Notes Due February   , 2033

General Information
U.S. federal income tax considerations:
The notes will be treated for U.S. federal income tax purposes as fixed rate debt instruments that are issued without original issue discount.

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “United States Federal Tax Considerations,” and in particular the sections entitled “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Payments of Interest” and “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for more information.

Trustee:	The Bank of New York Mellon (as trustee under an indenture dated March 15, 1987) will serve as trustee for the notes.
Use of proceeds and hedging:
The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps and/or futures, and/or taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. It is possible that our affiliates may profit from this hedging activity, even if the value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Inc.’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA and IRA purchase considerations:
Please refer to “Benefit Plan Investor Considerations” in the accompanying prospectus supplement for important information for investors that are ERISA or other benefit plans or whose underlying assets include assets of such plans.

Fees and selling concessions:
Citigroup Global Markets, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $22.50 from Citigroup Inc. for each note sold in this offering. The actual underwriting fee per note will be equal to $22.50 for each note sold by Citigroup Global Markets Inc. directly to the public and will otherwise be equal to the selling concession provided to selected dealers, as described in this paragraph. Citigroup Global Markets will pay the Registered Representatives of Citigroup Global Markets a sales commission of $22.50 from this underwriting fee for each note they sell. Selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $22.50 for each note they sell.

Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” above and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the underwriter if, within 30 days of the offering, the underwriter repurchases the notes distributed by such dealers.

Supplemental information regarding plan of distribution; conflicts of interest:
The terms and conditions set forth in the Global Selling Agency Agreement dated December 20, 2012 among Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Inc., and Citigroup Inc. has agreed to sell to Citigroup Global Markets, $         aggregate stated principal amount of the notes (      notes) for a minimum of $977.50 per note.  Citigroup Global Markets proposes to offer some of the notes directly to the public at the public offering price of $1,000.00 per note and some of the notes to selected dealers at $1,000.00 per note less a selling concession as described under “—Fees and selling concessions” above.

The notes will not be listed on any securities exchange.

In order to hedge its obligations under the notes, Citigroup Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “General Information—Use of proceeds and hedging” in this pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Inc. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client. See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.

Paying agent:	Citibank, N.A. will serve as paying agent and registrar and will also hold the global security representing the notes as custodian for The Depository Trust Company (“DTC”).
Contact:	Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

February 2013	PS-4

Citigroup Inc.

Callable Step-Up Coupon Notes Due February   , 2033

We encourage you to also read the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink on the front page of this pricing supplement, before you invest in the notes.

Additional Information

We reserve the right to withdraw, cancel or modify any offering of the notes and to reject orders in whole or in part prior to their issuance.

© 2013 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

February 2013	PS-5

We are responsible for the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document.  We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Inc.

Medium-Term Senior Notes, Series H

Callable Step-Up Coupon Notes
due February     , 2033

($1,000 Stated Principal Amount per Note)

Pricing Supplement

February    , 2013

(Including the Prospectus Supplement dated
December 20, 2012 and the Prospectus dated
 May 12, 2011)

TABLE OF CONTENTS
Page
Pricing Supplement
Key Terms	PS-1
Risk Factors	PS-2
General Information	PS-4
Additional Information	PS-5
Prospectus Supplement
Risk Factors	S-1
Important Currency Information	S-3
Forward-Looking Statements	S-4
Description of the Notes	S-5
United States Federal Tax Considerations	S-22
Plan of Distribution; Conflicts of Interest	S-31
Benefit Plan Investor Considerations	S-35
Legal Matters	S-37
Prospectus
Prospectus Summary	1
Forward-Looking Statements	7
Citigroup Inc.	7
Use of Proceeds and Hedging	7
European Monetary Union	9
Description of Debt Securities	9
United States Tax Documentation Requirements	33
United States Federal Tax Considerations	34
Currency Conversions and Foreign Exchange Risks Affecting Debt Securities Denominated in a Foreign Currency	41
Description of Common Stock Warrants	43
Description of Index Warrants	44
Description of Capital Stock	47
Description of Preferred Stock	49
Description of Depositary Shares	52
Description of Stock Purchase Contracts and Stock Purchase Units	54
Plan of Distribution	55
ERISA Considerations	57
Legal Matters	58
Experts	58